Exhibit 99.1

SCAILEX CORPORATION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 29, 2008

Herzliya Pituach, Israel
April 24, 2008

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

        NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”) of Scailex will be held at our offices at 16 Shenkar Street, Entrance B, Herzliya Pituach, Israel on Thursday, May 29, 2008 at 11:00 a.m. (Israel time).

        The following will be the sole item on the agenda of the meeting:

—	To approve the Agreement dated April 10, 2008 for the sale of all the Company’s shares in Petroleum Capital Holdings Ltd., the Company’s wholly owned subsidiary, to Israel Petrochemical Enterprises Ltd., the controlling shareholder of the Company, and to approve the other transactions contemplated in connection therewith, including the procurement of a directors’ and officers’ liability “run-off”insurance policy.

        Shareholders of record at the close of business on April 23, 2008 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Alternatively, shareholders may elect to vote their shares by a Hebrew–language written ballot, the form of which (together with the relevant instructions, including the possibility to send a Position Statement under Israeli applicable law) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)
16 Shenkar Street, Entrance B, P.O.B. 12423, Herzliya Pituach 46733, Israel

Telephone: +972 9 961 0900; Fax: +972 9 961 0912

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Thursday, May 29, 2008 at 11:00 a.m. (Israel time) at our offices at 16 Shenkar Street, Entrance B, Herzliya Pituach, Israel.

Purpose of the General Meeting

        It is proposed that at the meeting a resolution be adopted to approve the Agreement dated April 10, 2008 for the sale of all the Company’s shares in Petroleum Capital Holdings Ltd., the Company’s wholly owned subsidiary, to Israel Petrochemical Enterprises Ltd., the controlling shareholder of the Company, and to approve the other transactions contemplated in connection therewith, including the procurement of a directors’ and officers’ liability “run-off” insurance policy.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on April 23, 2008 (or where such day is not a business day, the business day immediately prior thereto), are entitled to vote at the General Meeting.

        Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew-language written ballot, the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

        A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of the matter to be presented to the meeting, as described above.

        Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about April 24, 2008. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on April 23, 2008, 38,178,363** Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998. ordinary shares. Each ordinary share is entitled to one vote. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the General Meeting. Abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Thursday, June 5, 2008, at the same time and place.

OWNERSHIP OF SCAILEX SHARES

        The following table sets forth certain information, as of April 23, 2008 (unless otherwise indicated below), concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares Beneficially Owned(1)
Name and Address	Number of Shares		Percent

Petrochemical Holdings Ltd. (2)
16 Shenkar Street, Herzliya Pituach 46733, Israel
a wholly owned subsidiary of
Israel Petrochemical Enterprises Ltd.
8 Shaul Hamelech Boulevard, 64733 Tel Aviv, Israel	19,112,255		50.06%

Ilan Ben Dov, Suny Electronics Ltd. and Tao Tsuot Ltd.
(together, the “Ben Dov Group”) (3)
46 Ben Zion Galis Street, 49277 Petach Tikva, Israel	13,974,218		36.60%

All our directors and members of our senior management
as a group (consisting of 12 persons)	58,300	(4)	Less than 1%

(1)	Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of April 23, 2008 (namely, 38,178,363 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of April 23, 2008.

(2)	Based upon a Schedule 13D filed with the SEC on July 20, 2006 by Petrochemical Holdings Ltd. (“Petrochemical Holdings”), reports filed with the Israeli Securities Authority by Israel Petrochemical Enterprises Ltd. (“IPE”) and their affiliates, and supplement reports to the Company.

IPE is controlled by Modgal Industries (99) Ltd. (“Modgal Industries”) by virtue of Modgal Industries’ holdings at the rate of some 60.91% of IPE’s issued share capital. Modgal Ltd. (“Modgal”) is the controlling shareholder of Modgal Industries, by virtue of its holdings at the rate of some 50.14% of Modgal Industries’ share capital.

Petrochemical Holdings, IPE, Modgal Industries and Modgal Ltd. are Israeli corporations, and IPE is a public company whose shares are traded on The Tel-Aviv Stock Exchange. Accordingly, Modgal Industries and Modgal Ltd. may be deemed to share with Petrochemical Holdings and IPE the power to vote and dispose of the Scailex shares held by Petrochemical Holdings and IPE.

* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998.

The shareholders of Modgal are: Gima Investments Ltd. (“Gima”) (50%), I.D. Federman Holdings Ltd. (“Federman Holdings”) (47%) and Mr. Eran Schwartz (3%). The shareholders of Gima are: Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arie Silverberg (12.5%). The shareholders of Federman Holdings are: Mrs. Irit Federman (2%), Mr. Adi Federman (49%) and Ms. Shelly Federman (49%). Also holding shares of Modgal Industries are: Alder B.V., of the Group Menatep Ltd. – a foreign company (26.83%) and European Holdings International Ltd. – a foreign company (23.03%). The principal shareholder of Group Menatep is Mr. Leonid B. Nevzlin (71%). The shareholders of European Holdings International are Petrol Investments Ltd. and Petco Investments Ltd., each of which holds approximately 50% of the issued share capital of European Holdings International.

Petrol Investments Ltd. is a company wholly owned by Mr. David Federman. The shareholders of Petco Investments Ltd. are: Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arie Silverberg (12.5%).

(3)	Based upon a Schedule 13D/A filed with the SEC on March 3, 2008 by Ilan Ben-Dov, Suny Electronics Ltd. (“Suny”), Tao Tsuot Ltd. (“Tao”) and their affiliates, and notices to the Company. As of March 31, 2008, their holdings consisted of 4,725,935 Scailex shares held directly by Suny, 8,974,198 Scailex shares held directly by Tao, and 117,062 Scailex shares held directly by Harmony (Ben Dov) Ltd. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.59% of the shares of Suny. Mr. Ben Dov holds directly 73.56% of the shares of Tao, and Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov, holds a further 9.71% of the shares of Tao. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 13,974,218 Scailex shares held by Suny, Tao and Harmony (Ben Dov) Ltd. (all of which are Israeli corporations). Suny and Tao are public companies whose shares are traded on The Tel-Aviv Stock Exchange.

(4)	Includes 56,000 stock options exercisable into ordinary shares within 60 days of April 23, 2008.

THE PROPOSAL FOR THE GENERAL MEETING

The PCH Sale Agreement

        On April 10, 2008, following approval by the audit committee and board of directors of Scailex, and subject to shareholder approval, Scailex entered into an agreement (the “PCH Sale Agreement”) with IPE, the controlling shareholder in Scailex for the sale to IPE of 1,000 shares, without par value, of Petroleum Capital Holdings Ltd. (“PCH”), such shares constituting 100% of PCH’s issued share capital (“PCH’s Shares”). On the signing of the PCH Sale Agreement, PCH was and is wholly owned and controlled by Scailex.

        The main principles of the PCH Sale Agreement are as follows:

    1.        On the consummation date of the PCH Sale Agreement, subject to the fulfillment of all suspending conditions stipulated in the PCH Sale Agreement (as specified in paragraph 6 below), Scailex shall transfer PCH’s Shares to IPE. In addition to the purchase of all of PCH’s Shares, IPE shall purchase capital notes from Scailex at the inclusive par value of NIS 1,167,335,156 (one billion, one hundred and sixty-seven million, three hundred and thirty-five thousand, one hundred and fifty-six new shekels), which are unlinked and interest free, which were issued by PCH in respect of funds injected into PCH by its shareholders (the “Capital Notes”), subject to partial payment, as specified in paragraph 6. below. IPE shall also receive, by way of transfer and assignment, all of the rights and obligations of Scailex and PCH pursuant to and by virtue of an irrevocable deed of undertaking dated May 10, 2007 from the Israel Corporation Ltd. (“Israel Corporation’s Deed of Undertaking” and “Israel Corporation”, respectively). Israel Corporation’s Deed of Undertaking regulates the relations between Scailex, PCH and the Israel Corporation as shareholders of Oil Refineries Ltd. (“ORL”), pursuant whereto, Israel Corporation undertook to engage with Scailex and PCH, under certain conditions, in an agreement for the joint control of ORL.

    2.        In consideration for the purchase of PCH’s Shares, the Capital Notes and the rights of Scailex and PCH pursuant to Israel Corporation’s Deed of Undertaking, in addition to the assignment and transfer to IPE all of Scailex’s rights and obligations pursuant to the rental agreement under which Scailex is renting its offices in Herzliya Pituach (the “Rental Agreement” and the “Rented Premises” respectively), IPE shall pay the sum of NIS 1,144,212,022 (one billion, one hundred and forty-four million, two hundred and twelve thousand and twenty-two new shekels) to Scailex on the consummation date of the PCH Sale Agreement (the “Consideration”).

    3.        PCH’s Shares shall be sold to IPE as is, with the exception of certain representations, while each party undertook to indemnify the counter party in relation to inaccuracy or incompleteness of the representations given, an undertaking that shall expire on May 31, 2009. IPE further undertook to indemnify Scailex in respect of any damage or expense that might be caused to Scailex in relation to any matter pertaining to Israel Corporation’s Deed of Undertaking, and to the assignment thereof to IPE, this solely in respect of the period during which Scailex and PCH are jointly and severally liable pursuant to Israel Corporation’s Deed of Undertaking.

    4.        Until the consummation date, PCH shall continue to operate its businesses under the ordinary course of business, in a manner consistent with the manner by which it operated its businesses in the past, and shall not effect any distribution and/or other payment to its shareholders, save the payment of all of PCH’s liabilities and the partial payment of the Capital Notes, in such manner that, on the consummation date, PCH’s balances of cash and cash equivalents shall be equivalent to the dividend that ORL declared on March 19, 2008, and which is expected to be received on May 20, 2008, with the addition of any additional dividend that PCH shall receive in respect of PCH’s shares of ORL subsequent to the signing of this agreement, and with the addition of the profits accrued with respect to the dividend(s) (all of the said dividends shall be called hereinafter: the “Last Dividend”).

    5.        On the consummation date of the PCH Sale Agreement, the sole assets of PCH shall be shares of ORL, PCH’s rights by virtue of Israel Corporation’s Deed of Undertaking, and cash and cash equivalents at the sum equivalent to the sum of the Last Dividend and the profits thereof, and the sole liabilities of PCH shall be pursuant to the Capital Notes and Israel Corporation’s Deed of Undertaking.

    6.        The consummation of the PCH Sale Agreement is subject to the fulfillment of the following suspending conditions:

    (a)        approval of the Transaction by Scailex’s shareholders by the majority required for the lawful approval thereof as an exceptional transaction with a controlling shareholder, pursuant to the provisions of the Israeli Companies Law, 5759 – 1999 (the “Companies Law”);

(b) receipt of the approval of the Israel Antitrust Commissioner (to the extent required);

(c) that the signing and consummation of the PCH Sale Agreement shall not activate and/or cause the activation of rights of first refusal and/or first offer by any third party; and

    (d)        The PCH Sale Agreement is further conditional upon the fulfillment of the conditions precedent and suspending conditions stipulated in the Suny Agreement (see below), as specified below in paragraph 6 under the caption “The Suny Agreement”, and upon the execution of the Suny Agreement, simultaneously with the execution of the PCH Sale Agreement.

        (together, the “Suspending Conditions of the PCH Sale Agreement”).

    7.        The consummation date of the PCH Sale Agreement has been set for the seventh day after the date on which the last of the Suspending Conditions of the PCH Sale Agreement has been fulfilled. In the event that the Suspending Conditions of the PCH Sale Agreement are not fulfilled by the end of 90 days after the signing date of the PCH Sale Agreement, or by any longer period agreed upon in writing between the parties, the PCH Sale Agreement shall be nullified.

The Suny Agreement

        On April 10, 2008, IPE engaged in an agreement with Suny for the sale of all Scailex shares held by Petrochemical Holdings (see “Ownership of Scailex Shares” above), constituting 50.06% of Scailex’s issued share capital on that date (“Petrochemical’s Scailex Shares”) to Suny, in such manner that IPE and Petrochemical Holdings shall cease to be a shareholder of Scailex, while Suny shall become the controlling shareholder of Scailex.

        Following are the main principles of the Suny Agreement:

    1.        In consideration of Petrochemical’s Scailex Shares, Suny undertook to pay to IPE, on the Transaction consummation date, the sum equivalent to the difference between the inclusive sum of the financial assets that shall be owned by Scailex on the Transaction consummation date (this sum is to include the sum to be paid by IPE to Scailex pursuant to the PCH Sale Agreement) and the sum equivalent to Scailex’s financial liabilities as they shall be on the Transaction consummation date, with the solution obtained being multiplied by 49.987%, plus a control premium of NIS 128 million (one hundred and twenty-eight million new shekels). As of the signing date of the Suny Agreement, the consideration totalled about NIS 741 million (seven hundred and forty-one million new shekels) (assuming the execution of the PCH Sale Agreement on the signing date of the Suny Agreement, and taking into account the forecasted estimate of the cost of the run-off insurance).

    2.        The Suny Agreement also contains a mechanism for adjusting the consideration (reduction or increase thereof), subject to various conditions and limited periods, in instances whereby Scailex shall actually pay monies and/or shall actually receive monies that were not taken into account as part of the financial liabilities or the financial assets (as the case may be) in the calculation of the consideration pursuant to the Suny Agreement, and which were caused during the period commencing July 18, 2006 (being the date on which Petrochemical Holdings acquired Scailex’s shares) and ending on the consummation date of the Suny Agreement.

    3.        Suny shall pay to IPE the entire consideration for Petrochemical’s Scailex Shares on the consummation date of the Suny Agreement.

    4.        Petrochemical’s Scailex Shares shall be sold to Suny as is, with the exception of certain representations, while each party undertook to indemnify the counter party in relation to inaccuracy or incompleteness of the representations that were given (an undertaking that is in effect until May 31, 2009).

    5.        Suny undertook to cause Scailex to purchase directors’ and officers’ “run-off” liability insurance, as is customary, for directors and other officeholders serving in Scailex and in Scailex’s subsidiaries on the signing date of the Suny Agreement, for six to seven years after the execution date, and to cause Scailex to fulfill its undertakings pursuant to the letter of indemnity issued to those directors and other officeholders.

    6.        The consummation of the Suny Agreement is subject to the fulfillment of the following suspending conditions:

(a) receipt of the approval of the Israel Antitrust Commissioner;

    (b)        approval of the Transaction by Suny’s general meeting of shareholders, by the majority required for its lawful approval as an exceptional transaction with a controlling shareholder, pursuant to the provisions of the Companies Law;

    (c)        cancellation of the liens on Petrochemical’s Scailex Shares, which were registered in favor of the holders of the Series B. and Series C. Bonds that IPE had issued (and which were listed for trading on The Tel-Aviv Stock Exchange pursuant to a prospectus dated August 30, 2007); and

    (d)        The Suny Agreement is also contingent upon the fulfillment of the conditions precedent and the suspending conditions stipulated in the PCH Sale Agreement, as specified above, as well as upon the execution of the PCH Sale Agreement simultaneously with the execution of the Suny Agreement.

        (together, the “Suspending Conditions of the Suny Agreement”).

    7.        The consummation date of the Suny Agreement has been set for the seventh day after the date on which the last of the Suspending Conditions of the Suny Agreement has been fulfilled. In the event that the Suspending Conditions of the Suny Agreement are not fulfilled by the end of 90 days after the signing date of the Suny Agreement, or by any longer period agreed upon in writing between the parties, the Suny Agreement shall be nullified.

    8.        On the consummation date of the Suny Agreement, IPE shall deliver to Scailex irrevocable letters of resignation from Scailex’s board of directors, which shall take effect on the consummation date of the Suny Agreement, being signed by all directors in the Company (with the exception of Mr. Yossi Arad and the external directors, Mr. Dror Barzilai and Mr. Yoav Biran), pursuant whereto, the said resigning directors affirm that they have no claim, allegation or demand vis-à-vis the Company. IPE further undertakes to cause IPE’s board of directors to adopt a resolution, which shall take effect on the consummation date of the Suny Agreement, to appoint additional directors on IPE’s board of directors, who are to be nominated for office by Suny.

Procurement of a Run-Off Insurance Policy

        As discussed above, within the scope of the Suny Agreement, and subject to the approval of Scailex’s shareholders, Suny undertook to cause Scailex to purchase a directors’ and officers’ liability run-off insurance policy (the “Run-Off Insurance Policy”), in such manner that the scope of the cover and the limit of liability pursuant to the said policy shall not be inferior to that customary in the market in relation to companies whose shares are traded on The Tel-Aviv Stock Exchange and in the United States, which is to cover the liability of the directors and other officeholders holding office in Scailex and its subsidiaries, including PCH, on the signing date of the Suny Agreement (April 10, 2008) in respect of the period preceding the execution date of the Suny Agreement, for six to seven years after the execution date. Suny further undertook to cause Scailex to fulfill its obligations pursuant to the letter of indemnity issued to directors and other officeholders serving as stated.

        As stated above, on the execution date of the Suny Agreement, all members of board of directors of Scailex shall resign, with the exception of the two external directors and a director nominated by Suny.

        Accordingly, as approval by the audit committee and board of directors of Scailex was given on April 10, 2008, the procurement of the Run-Off Insurance Policy for the directors and other officeholders, as specified above, is included in the proposal being submitted for the approval of the General Meeting.

        The Run-Off Insurance Policy shall be valid for six to seven years, to the extent possible, after the consummation date of the Transaction, at the inclusive sum insured per event and for the period of $30,000,000 and for a premium at an inclusive sum not exceeding NIS 2,500,000 for the entire said period.

The Manner by which the Consideration was Determined

        The Consideration prescribed in the Transaction – namely, the price that IPE shall pay to Scailex in respect of the PCH Sale Agreement – was determined during negotiations conducted between representatives of Scailex and representatives of IPE. The Consideration was calculated as the product of the number of shares being transferred multiplied by the price of NIS 3.62 per share, plus the sum constituting IPE’s reimbursement of Scailex for expenses of the investments in the Rented Premises.

        The maximum price of the Run-Off Insurance Policy was determined according to the assessment of the Company’s insurance consultants in accordance with the customary terms in the market for insurance of this type. The final price and period shall be determined according to the results of the negotiations with the insurers.

Similar Transactions during the Preceding Two Years

        During the period commencing April 10, 2006 and until the date of this proxy statement, no transactions of the type being submitted for the approval at the General Meeting were executed between the Company and the controlling shareholders therein, or in which the controlling shareholders had a personal interest, or transactions as stated that are valid on the date that the Company board of directors approved the resolutions being proposed at the General Meeting.

        It should be noted that, on May 29, 2006, an agreement was signed pursuant whereto, on July 18, 2006, IPE purchased 49.39% of the Company’s share capital from Discount Investments Corporation Ltd., Clal Industries and Investments Ltd., and Clal Electronics Industries Ltd. for the consideration of a total of $165 million, subject to adjustments. The said transaction was not subject to approval by the Company.

The Rationale behind the Audit Committee’s and Board’s Approval of the Transaction

A.     Rationale relating to the engagement in the PCH Sale Agreement

    1.        The holding of the control of ORL or of a means of control of ORL at a rate exceeding 24%, or at a rate sufficient for controlling ORL, requires by law, inter alia, the receipt of a control permit from the Prime Minister of Israel and the Israeli Minister of Finance (“Control Permit”). So long as such Control Permit has not been issued, there shall be no validity to the exercise of a right of control or means of control in ORL at the rates requiring the said approval.

        Furthermore, if a Control Permit is not received by May 15, 2009, or if PCH’s holdings of ORL are not sold to a third party that receives a Control Permit by that date, and subject to the rights of first refusal, as these terms are defined below, the ORL control agreement with the Israel Corporation shall not take effect and the Company shall be left with a minority interest in ORL.

        Accordingly, and in light of the delay and the uncertainty that arose in relation to the possibility of obtaining a Control Permit, the audit committee and the board were of the opinion that it would be in Scailex’s best interests to sell its (indirect) holdings in ORL and thus avoid the foreseeable risk of not receiving a Control Permit.

    2.        The sale of ORL shares by PCH and/or the sale of PCH by Scailex to a third party other than IPE or the controlling shareholders therein is subject to Israel Corporation’s right of first refusal, pursuant to Israel Corporation’s Deed of Undertaking. Furthermore, a change in the control of Scailex, as long as shares of ORL constitute the majority of its assets, confers a right to Israel Corporation to purchase the majority of PCH’s ORL shares (about 11.11% of ORL’s issued share capital), for the consideration of a payment to be determined on the basis of the average market price of ORL shares during the 60 trading days preceding the sale notification, plus 15% as a premium (“Israel Corporation’s rights of first refusal”). If Scailex does not take advantage of the current window of opportunities to enter into the proposed Transaction, it is likely to have difficulties in finding a suitable alternative for selling ORL shares if a Control Permit is not obtained within a reasonable length of time.

    3.        In light of the delays in obtaining the Control Permit, and considering PCH’s communications with the competent authorities in Israel within the scope of its efforts to obtain a Control Permit, Scailex purchased the entire shareholdings of Linura AG in PCH in 2008, and, as a result, PCH became a wholly owned subsidiary of Scailex. This situation has left Scailex without a strategic partner and has increased Scailex’s possible exposure, in the event that PCH does not obtain a Control Permit. (The purchase of Linura AG’s shares in PCH generated a capital gain for the Company.)

     4        Execution of the PCH Sale Agreement will cause Scailex to become a company having a large cash fund and a balance of accumulated losses for tax purposes. Currently, in light of the global economic situation, a large cash fund is generally considered an asset of great importance, affording Scailex considerable flexibility and latitude in exploiting business opportunities.

    5.        Recently, differences of opinion have arisen between IPE and the Ben Dov Group in relation to matters pertaining to Scailex’s future course of action and the business strategy that the Company should implement, considering the difficulties in obtaining the Control Permit. These difficulties were likely to adversely affect the functioning of the Company and therefore, it would be in the best interests of the Company if these two shareholders discontinue the cooperation between them in the holding of Scailex shares. Execution of the PCH Sale Agreement would enable the Suny Agreement to be executed.

    6.        The board of directors’ rationale relating to the value of the Consideration

    (a)        As stated above, the Consideration was calculated as the product of the number of shares being transferred multiplied by the price of NIS 3.62 per share, plus a sum constituting IPE’s reimbursement of Scailex’s investment expenses in the Rented Premises. The price of NIS 3.62 per share reflects a premium of 14% over the market value of ORL’s shares (to the best of the Company’s knowledge, as of April 9, 2008, the market value of ORL’s shares was NIS 3.18 per share).

(b) The Company obtained a fairness opinion from Giza, Singer, Even Ltd., pursuant whereto the value of the Consideration is fair and reasonable.

    (c)        The price of NIS 3.62 per ORL share is considered a good price, also in relation to the market prices of ORL shares. The average market price for an ORL share during the 30 days that preceded the board of directors’ resolution was NIS 3.31 and the average market price for an ORL share during the 60 days that preceded the board of directors’ resolution was NIS 3.30. Furthermore, the average market price since trading began, after ORL’s IPO, and until the board of directors’ resolution, was NIS 3.23 (as adjusted for dividend).

    (d)        The Consideration determined within the scope of the PCH Sale Agreement is fair also in relation to the consideration mechanism prescribed within the scope of Israel Corporation’s rights of first refusal, which are conferred upon Israel Corporation at the time of a sale of PCH shares or ORL shares to third parties, which, on the signing date of the PCH Sale Agreement, is NIS 3.795 per share. However, it should be noted that there is no certainty that Israel Corporation will exercise its rights of first refusal, even if they are triggered.

    (e)        The Transaction generates a capital gain to the Company totaling NIS 129 million, as of April 10, 2008, subject to adjustments in respect of changes up until the consummation date of the PCH Sale Agreement, including in respect of changes in the exchange rate of the dollar and in the price of ORL shares on the stock exchange.

The assessment of the capital gain as stated is forward-looking information; there is no certainty that the PCH Sale Agreement will be consummated or that the capital gain to be generated to the Company will not be materially different, due to the said changes.

(f) In light of that stated, the audit committee and the board of directors reached the conclusion that the price is reasonable and fair.

B.     One director (Mr. Yoav Biran, an external director) opposed the PCH Sale Transaction, for the following reasons:

    1.        Scailex viewed the ORL shares as a strategic asset for the mid to long term, even if a Control Permit is not obtained. The delays and difficulties entailed in obtaining the Control Permit still do not constitute circumstances justifying a material change in the Company’s said outlook. Under the current circumstances, the Transaction will generate a capital gain and leave Scailex with a large cash fund, but without assets or a defined business direction.

    2.        The proposed Transaction is at a price that, prima facie, is reasonable and fair, and therefore, is likely to benefit the Company at the present point in time; however, there is no assurance that it is the optimal transaction for the Company in the long term, considering the state of the market. There is no assurance that Scailex will not be able to obtain a higher price for ORL shares if it continues holding them.

    3.        The fact that IPE is interested in purchasing PCH’s Shares indicates that the current controlling shareholders believe that there is a reasonable chance of obtaining the Control Permit.

C.     The board of directors’ rationale for procuring the Run-Off Insurance Policy for the value of the Consideration, and the method by which it was determined.

    1.        As the Company has previously approved the granting of indemnification to those directors and other officeholders who shall cease to hold office in the Company on the date of a change in the control, and in relation to whom the Company is also now proposing the procurement of the Run-Off Insurance Policy, it would be to the benefit of the Company that there be insurance coverage also in relation to those directors and other officeholders, which might be utilized, if necessary, before the indemnification is given by the Company in accordance with its previous resolutions.

    2.        Run-off insurance for directors and other officeholders holding office in a company prior to a change in control is customary within the scope of transactions for acquisition of control.

    3.        The sum of the proposed insurance premium is reasonable according to that customary in the market.

    4.        In exchange for provision of the run-off policy by the Company, the directors undertook that they do not and shall not have any allegations and/or claims against the Company.

    5.        It would be to the benefit of the Company that the Company takes action to continue insurance coverage of directors holding office therein in respect of their activities in the Company.

Interest of Controlling Shareholders and Directors

        Under the Companies Law, an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by the company’s audit committee, board of directors and shareholders (in that order), such shareholders approval being subject to the fulfillment with special conditions as described below. IPE, the controlling shareholder of Scailex, has a personal interest in the approval of the Transaction, since it is a party to the PCH Sale Agreement. The Ben Dov Group has a personal interest in the approval of the Transaction, since it is a party to the Suny Agreement, whose execution is contingent upon the execution of the PCH Sale Agreement, and since the Suny Agreement will make it a controlling shareholder in Scailex.

        In addition, under the Companies Law, the procurement of insurance for directors of a company is subject to approval by the company’s audit committee, the board of directors and the shareholders (in that order).

The Proposal

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the Agreement dated April 10, 2008 for the sale of all the Company’s shares in Petroleum Capital Holdings Ltd., the Company’s wholly owned subsidiary, to Israel Petrochemical Enterprises Ltd., the controlling shareholder of the Company, and the other transactions contemplated in connection therewith, as described in the Proxy Statement dated April 24, 2008, including the procurement of a directors’ and officers’ liability “run-off” insurance policy, be and the same hereby are, approved.”

Required Vote

        The Company considers the transactions proposed in the aforesaid resolution to be an extraordinary transaction in which a controlling shareholder has a personal interest. Accordingly, pursuant to the Companies Law, the approval of the above resolution will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy or written ballot, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) in the approval of such transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) voting against such proposal does not exceed one percent of all of the voting power in Scailex. Under the Companies Law, failure by a shareholder to indicate affirmatively whether it has or does not have a personal interest disqualifies the shareholder from participating in the vote. In addition, under the Companies Law, a shareholder that has a personal interest is qualified to participate in the vote, however the vote of a shareholder having a personal interest may not be counted towards the one third requirement described in clause (i) above or the 1% threshold described in clause (ii) above.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in approval of the transaction. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any “Relative” of the shareholder (e.g. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent and the spouses of each of these), or a personal interest of an entity in which the shareholder (or such Relative thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

        The Company considers, inter alia, the following persons or entities to have a personal interest in the transactions contemplated in the proposed resolution:

—	Israel Petrochemical Enterprises Ltd. and Petrochemical Holdings Ltd.

—	The Ben Dov Group, including Mr. Ilan Ben Dov, Suny Electronics Ltd. and Tao Tsuot Ltd.

—	The following directors of the Company (in addition to the interest of all the Company’s directors in the procurement of the Run-Off Insurance Policy):

š	Eran Schwartz, who holds office, inter alia, as the chief executive officer and a director in IPE, as a director in Modgal Industries, as a director in Modgal, and as the chief executive officer of Federman Holdings. In addition, he holds some 3% of Modgal’s issued share capital;

š	Arie Ovadia, who holds office, inter alia, as a director in IPE and in its subsidiary, Carmel Olefins Ltd.

š	Arie Silverberg, who holds approximately 12.5% of the issued share capital of Gima. In addition, he holds office as a director in Avgol Industries 1953 Ltd., an affiliated company of IPE, and in Carmel Olefins;

š	Shalom Singer, who holds office, inter alia, as a director in IPE;

š	Arie Zief, who holds office, inter alia, as a director in IPE and in its subsidiary, Carmel Olefins Ltd.; and

š	Yossi Arad, who has a personal interest in the approval of the Transaction, considering his interest in the Ben Dov Group, which derives from his holding office as the chief executive officer and as a director in Tao.

        A majority of the Board of Directors recommends a vote FOR approval of this proposed resolution.

By order of the Board of Directors,

ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

Dated: April 24, 2008